Exhibit 2.2

Summary
of
Share Transfer Agreement

WHEREAS, Chongqing Hai Lai Technology Education Development Co., Ltd. is a limited liability company incorporated in Chongqing City (hereinafter the “Target Company”). The Target Company invested and established Foreign Trade and Business College of Chongqing Normal University (hereinafter “FTBC”), and owned the relevant interests and rights in FTBC pursuant to Cooperation School Running Agreement dated as of October 25, 2003.

WHEREAS, All of the shareholders of Chongqing Chaosheng Education and Investment Co., Ltd. are Xu Hong, Shi Binggao, Liu Xifang, Huang Yijie, Cao Yong, Xie Chengzhong, He Weiming, Li Yangang, Jia Yi, Ran Shiping, Wang Xiaokang. The legal representative of this company is Xu Hong; the registered address of this company is 12-1-1 No. 168 Xiaoyang Gonggiao, Shaping District, Chongqing (hereinafter the “Transferor”), Chongqing Chaosheng Education and Investment Co., Ltd. (hereinafter “Chaosheng Education”) holds 20 percent of equity interests in the Target Company.

WHEREAS, Yupei Information Technology (Shanghai) Co., Ltd. (hereinafter the “Transferee”), as the leading satellite communication service provider, long distance education service provider and education resource provider, has owned 80 percent of the equity interests in the Target Company. It intended to acquire the Transferor’s 20 percent of equity interests in the Target Company, in order to reach the end of holding 100 percent of equity interests in the Target Company.

The Transferor and the Transferee, through friendly negotiations, hereby agree as follows:

Article 1 Parties

1.1	Transferor: Natural persons shareholders of Chaosheng Education: Xu Hong, Shi Binggao, Liu Xifang, Huang Yijie, Cao Yong, Xie Chengzhong, He Weiming, Li Yangang, Jia Yi, Ran Shiping, Wang Xiaokang

1.2
Transferee: Yupei Information Technology (Shanghai) Co., Ltd.
Legal Representative: Ron Chan Tze Ngon
Title: Chairman
Correspondence Address: 16F, Fucheng International Building 11, No. 910, Quyang Rd., Shanghai City, Zip Code: 200092

Article 2 Definition

2.1	Except as otherwise provided in the agreement, the terms are defined as below:

Target Company: Chongqing Hai Lai Technology Education Development Co., Ltd.

FTBC: Foreign Trade and Business College of Chongqing Normal University

Chaosheng Education: Chongqing Chaosheng Education and Investment Co., Ltd.

Share Transfer: the share transfer stipulated in Article 3.

Auditor:	the Auditor retained by the Transferor and is acceptable to the Transferee, and conduct the auditing in accordance with the Generally Accepted Accounting Principles in the United States (US GAAP), in the other words, an accounting firm

Base Date: June 30, 2009

University Operation Cooperative Agreement: the agreement by and between the Target Company and Chongqing Normal University, dated October 25, 2003

Target: the Target Company and FTBC

Laws and regulations: the applicable laws, regulation, rules, judicial interpretations, local regulations, and other rules that are legally effective from time to time in the People’s Republic of China.

Article 3 Share Transfer

3.1	The Transferor agrees to transfer its 100 percent of equity interests in Chaosheng Education to the Transferee in accordance with the terms stipulated in this agreement. The Transferee agrees to assume the aforesaid shares from the Transferor in accordance with the terms stipulated in this agreement.

The Transferee shall become the holder of 100 percent of equity interests in Chaosheng Education after the Share Transfer.

3.2	Both parties agree that the Share Transfer shall include the total cumulative undistributed profits related to the transferred shares in the Target Company (if any), and all of other incidental rights and interests.

Article 4 Payment of Share Transfer

4.1	Both parties agree that the price of every 1 percent of the Share Transfer under this agreement is RMB1,350,000. The total amount of the Share Transfer is RMB135,000,000.

4.2	Within five business days after the agreement becomes effective, the Transferee shall pay the minimum amount RMB24,000,000 of the Share Transfer specified in the preceding provision to the bank account designated by the Transferor in its written instruction. Within forty five business days upon the closing day (the completion of the industrial and commercial alteration registration with regard to the Share Transfer), the Transferee shall pay the Transferor the rest of the Share Transfer payment in cash or other means acceptable to the Transferor.

4.3	The Transferor shall file tax report in regard to the proceeds obtained from the Share Transfer. Other taxes related to the Share Transfer shall be assumed by the Transferor and the Transferee on their own in accordance with laws.

4.4	The payment obligation of the Transferee under Article 4.2 shall be performed after the following conditions are satisfied:

4.4.1	The shareholder meeting of Chaosheng Education has approved the Share Transfer, and other shareholders of Chaosheng Education have declared not to exercise their preemptive rights;

4.4.2	All of the governmental approvals, authorizations or registrations necessary for the Share Transfer under this agreement have been consummated or obtained;

4.4.3	The Transferor has urged the other shareholders of the Chaosheng Education and the Transferee to execute an amendment to the articles of association of the Chaosheng Education, that satisfies the Transferee, and reflects the shareholder change of Chaosheng Education and the right to appoint directors.

Article 5 Representations and Warranties of Transferor

For the purpose of this agreement and the benefits of Transferee, with regard to matters related to the Share Transfer, the Transferor hereby represents and warranties as follows:

5.1	Chaosheng Education is a duly incorporated limited liability company under the laws of the People’s Republic of China. Since being incorporated, Chaosheng Education has passed the industrial and commercial examinations in every year, and has been validly existing in accordance with laws.

5.2	The Transferor legally owns the shares intended to be transferred under the agreement, and has the complete right and authority to transfer such shares on its own.

5.3	The shareholders and the founder of the Target have fully performed its obligation of capital contributions to the Target, or have paid the relevant considerations for obtaining the equity interests or interests/ rights in the Target. The Transferor, during the period being the shareholder of the company, did not violate laws to withdraw its capital contributions or transfer assets.

5.4	To transfer its shares of Chaosheng Education, the Transferor has complied with the procedure set forth in the articles of association. The shareholder meeting of Chaosheng Education has unanimously agreed to that the Transferor transfers shares to the Transferee. The Transferor warranties to provide the Transferee with the resolution of the shareholder meeting. The aforesaid resolution constitutes the Appendix 3 of this agreement;

5.5	The financial statements and accounting records provided by the Transferor to the auditor designated by the Transferee shall be true and complete financial records, and shall fairly reflect the financial condition of the Target and the result of business operations in the relevant period. No material adverse changes of the Target have occurred since the Base Date.

5.6	Since its founding, Chaosheng Education has, up to now, been only engaged in investing in the Target Company, without undertaking any other operational activities. The investment amount in the Target Company made by Chaosheng Education is RMB5,000,000, of which RMB300,000 was paid in the form of Chaosheng Education’s registered capital, and the balance of RMB4,700,000 is the capital lent by the Transferee. As of the Base Date, there are only these three items mentioned above on the Chaosheng Education’s balance sheet. The Transferee has now agreed to relinquish the right, on the contract effective date, to demand Chaosheng Education to pay back RMB4,700,000. Therefore, after the effective date of this contract, Chaosheng Education does not carry any potential debt or any liabilities. If there is any, the entire amount is the responsibility of the Transferee; Chaosheng Education does not have obligation to bear any liability.

5.7	The Transferor does not grant any mortgage, pledge or similar security interests on the shares intended to be transferred for any third party’s interests, or to any third party. Chaosheng Education does not provide any third party with guarantees, mortgages, pledges or any other forms constituting guarantees for any person (including the Transferor.)

5.8	The Transferor’s execution of this agreement does not violate any agreement or contract by and between any third party, or any legally binding covenant.

5.9	Any documents or information related to this agreement provided by the Transferor shall be true, complete and accurate in all respects, and no material falseness, omissions and misleading information exist.

Article 6 Representations and Warranties of the Transferee

The Transferee represents and warranties as below:

6.1	The Transferee is a duly incorporated company under the laws of the People’s Republic of China. It owns the complete capacity to acquire the shares in its own name.

6.2	The Transferee will complete the necessary internal approval procedure and the disclosure obligations required by laws after the execution of the agreement.

6.3	The Transferee will provide with assistance in regard to the alteration registration of the Share Transfer under this agreement. Such assistance includes to provide with necessary documents and information.

Article 7 Transfer and Handover

The Transferor shall conduct the handover of the Target Company to the Transferee in the following ways:

7.1
Accounting Materials and Chops
The Transferor shall transfer and convey all audited Chaosheng Education’s original material financial records, accounting books and materials stipulated in Article 5.5, and the Target’ s common chops, financial chops and chops for contracts (if any), an other chops to the Transferee within 15 days after the agreement becomes effective. The Transferee is entitled to review and examine the authenticity and integrity of the aforesaid transferred materials, and executed the certificate of handover after no falseness is found by the examination.

7.2
Personnel
The transferor shall provide the Transferee with the complete list of all current employees of Chaosheng Education (including permanent and temporary employees). The Transferee agrees to continually employ the employees of Chaosheng Education after the acquisition under this agreement is consummated.

7.3
Closing of Share Transfer
Within five business days after the 1st period payment set forth in the Article 4.2 has been completely paid, the Transferor and the Transferee shall conduct the alteration registration procedure with the registration authority the, with which Chaosheng Education registered to record the Transferee as the shareholder of the 100% of equity interests on the shareholder list of Chaosheng Education. Each party agrees that it shall urge the company’s shareholder meeting to approve the Share Transfer under this agreement, to elect directors and supervisors, and to make relevant amendment to the articles of association of the company, and to complete all necessary legal procedure of the industrial and commercial alteration registration.

7.4
Consolidated Financial Statement
After the Transferee validly acquires the transferred shares, the Transferee is entitled to immediately consolidate the financial statements of Chaosheng Education to its financial statements as its subsidiaries.

Article 8 No Competence

8.1	The Transferor shall guarantee that it and its related parties shall not engage in any business that competes with the business of FTBC (except for obtaining the written consent of the Transferee.) The related party in this article refers to any natural person, company, corporation or other entity, which is not Chaosheng Education, and directly or indirectly controlled by the Transferor, or which directly or indirectly controls the Transferor, or which is, together with the Transferor, directly or indirectly controlled by others.

Article 9 Breach and Competition

9.1	In the event the Transferee cannot pay the payment stipulated in Article 4, the Transferee shall pay the Transferor the penalty that is 0.3‰/ day of the deferral amount.

9.2	If any of the following events occurs, it is deemed that the Transferor breaches the agreement:

(1)	Causes the rights acquired in accordance with the agreement by the Transferee void, cancelable or incomplete:
A. The equity interests the Transferor holds is imperfect;
B. The validity of the company’s shareholder meeting resolution that approves the Share Transfer or other similar documents is imperfect, or
C. Due to the acts or omissions of the Transferor;

(2)	The Transferor cannot complete all approval procedures or registration procedures within the time frame this agreement stipulated, and after the Transferee grants the Transferor a grace period, the Transferor still cannot consummate the procedures.

(3)	The Transferor’s representations and warranties made under this agreement (including the appendixes or relevant documents) are untrue, or there is material omission or misleading information.

(4)	The economic or nominal loss of the Transferee due to any lawsuit or claim against Chaosheng Education to repay debts made by any third party.

9.3	In the event the Transferor breaches this agreement, the Transferee is entitled to adopt one or more of compensations listed below:

(1)	Temporarily ceases to perform its obligations, and starts to perform its obligations after the Transferor’s breach ends. The Transferee’s temporary non performance in accordance with this item shall not constitute the non-performance or deferring performance.

(2)	Unilaterally cancels the agreement by written notice. The cancellation notice becomes effective from the date of sending notice;

(3)	Requests the Transferor to return the paid transfer amount;

(4)	Requests the Transferor to compensate the cost and expenses incurred arising from and in connection with the agreement;

(5)	Requests the Transferor to compensate all of losses of the Transferee.

9.4	The compensations and the rights the Transferee obtains under this agreement does not preclude the Transferee to acquire other rights and compensations, to which it is entitled in accordance with laws.

Article 10 Effectiveness, Alteration, Cancellation and Termination

10.1	The agreement becomes effective after both parties sign and seal on the agreement.

10.2	Except as otherwise provided in the agreement that the parties has right to unilaterally cancel the agreement, any alteration or cancellation of the agreement shall become effective after both parties execute a written agreement.

10.3	The cancellation of this agreement does not affect rights the other party had acquired before the cancellation. In the event either party’s loss is caused by the other party’s unilateral alter or cancel this agreement, except as otherwise provided in this agreement or in laws that its liability can be waived, the obligor shall be responsible for the compensation.

Article 11 Notice and Delivery
Article 12 Dispute Resolution
Article 13 Title
Article 14 Waiver
Article 15 Confidentiality
Article 16 Miscellaneous

Transferor:
Natural persons shareholders of Chaosheng Education: Xu Hong, Shi Binggao, Liu Xifang, Huang Yijie, Cao Yong, Xie Chengzhong, He Weiming, Li Yangang, Jia Yi, Ran Shiping, Wang Xiaokang
/s/ Xu Hong
/s/ Shi Binggao
/s/ Liu Xifang
/s/ Huang Yijie
/s/ Cao Yong
/s/ Xie Chengzhong
/s/ He Weiming
/s/ Li Yangang
/s/ Jia Yi
/s/ Ran Shiping
/s/ Wang Xiaokang
Date: September 18, 2009

Transferee:
Yupei Information Technology (Shanghai) Co., Ltd.
Legal Representative/ Authorized Person: Ron Chan Tze Ngon
/s/ Ron Chan Tze Ngon
Date: September 18, 2009